File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

(Filed July 25, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 25, 2007

Vitro Continues Upward Trend

San Pedro Garza Garcia, Nuevo Le0n, Mexico - July 25, 2007 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 2Q'07 unaudited results. Year-over-year consolidated sales increased 5.0 percent and EBITDA rose 1.9 percent. The consolidated EBITDA margin declined 40 basis points to 15.9 percent for the quarter. Excluding the acquisition of Vidrios Panamenos (VIPASA) in April 2006, consolidated sales rose 4.9 percent and consolidated EBITDA increased 2.1 percent year-over-year.

Federico Sada, Chief Executive Officer, commented "Results continue to reflect solid performance. On a comparable basis, we recorded the highest consolidated EBITDA for a second quarter since 2Q'01. And this was achieved despite a 12 percent year-over-year increase in natural gas prices."

Enrique Osorio, Chief Financial Officer, said "This quarter we refurbished two furnaces at Glass Containers, which reduced fixed cost absorption as the business did not operate at nearly 100 percent capacity as was the case in 2Q'06. This resulted in a 10.8 percent decline in EBITDA at Glass Containers. At the same time, taking advantage of those repairs we increased capacity by 6 percent at Glass Containers as planned."

"At Flat Glass, EBITDA this quarter was up 41.8 percent year-over-year, the second consecutive quarter of EBITDA growth and on a comparable basis, the highest EBITDA since 4Q'04. As anticipated, we more than compensated for slower sales at the OEM auto markets with increased sales to the construction and automotive replacement markets."

Commenting on Vitro's balance sheet, Mr. Osorio said, "Net debt for the quarter rose 1 percent year-over-year, or US$12 million, to US$1,161 million. Keep in mind that this includes approximately US$55 million in refinancing fees and tender offer costs related to the debt refinancing completed in 1Q'07, as well as the impact of higher year-over-year capital expenditures as announced last quarter. As a result, net debt to EBITDA was 2.9x this quarter, compared with 2.7x in 1Q'07. The average cost of debt, however, declined 140 basis points to 9.5 percent, from 10.9 percent in 2Q'06."

"Looking ahead into 3Q'07, we limited to US$3.7 million the negative impact on EBITDA from the temporary interruption in operations at two of our Glass Containers facilities due to an interruption of natural gas supply. The lower than expected impact reflects the quick response of our team and of PEMEX staff, Tractebel and LNG suppliers. We are now focused on generating increased efficiencies and capacity utilization to offset this negative impact before the end of the quarter," noted Mr. Osorio.

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (MFRS) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

This announcement contains historical information, certain management's expectations and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comisi0n Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-________) which is subject to completion.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs), (iv) other expenses, net, (v) income tax and statutory employee profit sharing, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity of as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements. This EBITDA calculation is expressly permitted by the Mexican regulators that establish the accounting principles generally accepted for use in such financial statements.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials, equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 40 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Second Quarter 2007 results

Conference Call and Web cast

Thursday, July 26, 2007

11:00 AM U.S. EST - 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com. A replay of the web cast will be available through the end of the day on August 26, 2007. For inquiries regarding the conference call, please contact Maura Gedid of Breakstone Group via telephone at (646) 452-2336, or via email at mgedid@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales

EBIT and EBITDA

Consolidated Financing Result

Taxes

Consolidated Net Income

Capital Expenditures

Consolidated Financial Position

Cash Flow

Key Developments

Glass Containers

Flat Glass

Consolidated Financial Statements

Segmented Information

Consolidated Results

Sales

Consolidated net sales for 2Q'07 increased 5.0 percent YoY to US$634 million from US$603 million last year. For LTM 2007, consolidated net sales rose 6.6 percent to US$2,465 million from US$2,312 in LTM 2006. Glass Containers sales for the quarter rose YoY by 6.8 percent while Flat Glass sales grew 4.0 percent over the same time period.

During the quarter domestic, export and foreign subsidiaries' sales increased 5.8 percent, 3.0 percent and 5.6 percent YoY respectively.

On a comparable basis, excluding the acquisition of Vidrios Panamenos (VIPASA) in April 2006, consolidated net sales for the quarter rose 4.9 percent YoY.

EBIT and EBITDA

Consolidated EBIT for the quarter increased 11.7 percent YoY to US$57 million from US$51 million last year. EBIT margin increased 50 basis points to 9.0 percent. On a LTM basis, consolidated EBIT increased 23.3 percent to US$212 million from US$172 million in LTM 2006. During this same period of time, EBIT margin increased 120 basis points to 8.6 percent.

EBIT for the quarter at Glass Containers decreased by 8.1 percent YoY, while at Flat Glass EBIT rose 150.5 percent. On a comparable basis, Glass Containers EBIT, excluding VIPASA, decreased 7.6 percent YoY.

Consolidated EBITDA for the quarter increased 1.9 percent to US$101 million from US$99 million in 2Q'06. The EBITDA margin decreased 40 basis points YoY to 15.9 percent. On a comparable basis, excluding the acquisition of VIPASA, consolidated EBITDA for the quarter increased 2.1 percent YoY. On a LTM basis, consolidated EBITDA increased 10.5 percent to US$395 million from US$358 million in LTM 2006.

During the quarter, EBITDA at Glass Containers declined to US$68 million from US$77 million or 10.8 percent YoY. On a comparable basis, EBITDA for Glass Containers, excluding VIPASA, decreased 10.6 percent YoY. EBITDA at Flat Glass increased 41.8 percent YoY to US$29 million from US$21 million. For details on both business units pleaser refer to page 12 and 13, respectively.

Consolidated Financing Result

Consolidated financing result for the quarter significantly decreased 50.7 percent YoY to US$39 million compared with US$79 million during 2Q'06. This was driven by a non-cash foreign exchange gain of US$19 million compared with a non-cash foreign exchange loss of US$27 million during 2Q'06. During 2Q'07, the Mexican peso experienced a 2.2 percent appreciation compared with a 3.5 percent depreciation in the same period last year. In addition, higher interest income and a reduction in interest expense also contributed to lower the total consolidated financing result. The above mentioned factors more than compensated higher other financial expenses of US$30 million compared with US$17 million in 2Q'06 as result of a lower value in derivative transactions.

On a LTM basis, total consolidated financing result decreased 43.1 percent YoY to US$125 million from US$220 million mainly due to non-cash foreign exchange gain of US$33 million compared to a non-cash foreign exchange loss of US$38 million during last year. On a LTM basis, the Mexican peso experienced a 4.2 percent appreciation compared with 4.6 percent depreciation in the same period last year. In addition, lower interest expense of US$155 million compared with US$163 million during LTM 2006, higher interest income of US$18 million compared with US$11 million, a US$7 million decrease in Other Financial Expenses due to a higher value in derivate transactions during LTM 2007 and a higher monetary position of US$40 million compared with US$37 million during LTM 2006 also contributed to lower the total consolidated financing result.

Taxes

Total Taxes increased from a gain of US$37 million in 2Q'06 to an expense of US$4 million during this quarter. During 2Q'06 the Company recorded a deferred income tax gain due to the tax loss related to the sale of Vitrocrisa's shares in June 2006. Accrued income tax, which includes tax on assets, was reduced from US$8 million during 2Q'06 to US$3 million in 2Q'07 mainly due to the recovery of net operating losses from previous years.

Consolidated Net Income

During 2Q'07 the Company recorded a consolidated net income of US$10 million compared to a net income of US$37 million during the same period last year. This variation is the result of a US$41 million increase in income taxes during 2Q'07 coupled with a US$40 million income from discontinued operations associated with the sale of Vitrocrisa's shares during 2Q'06. Lower total financing costs of US$39 million compared with US$79 million in 2Q'06 coupled with a US$6 million increase in EBIT and a US$8 million decline in other expenses partially compensated the above mentioned factors.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$66 million, compared with US$28 million in 2Q'06. Glass Containers represented 90 percent of total capex consumption and included investment in major furnace repairs, the transfer of Vidriera Mexico's ("Vimex") facilities to Toluca and maintenance. Flat Glass accounted for 9 percent and was mainly invested in maintenance and to a lesser extent in capacity increase in Vitro America, Vitro's Flat Glass subsidiary in the US.

Consolidated Financial Position

Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, increased QoQ by US$75 million to US$1,161. On a YoY comparison, net debt increased US$12 million.

As of 2Q'07, the Company had a cash balance of US$212 million, of which US$177 million was recorded as cash and cash equivalents and US$35 million was classified as other long term assets. The US$35 million is restricted cash, which corresponds to cash deposited in a trust to repay debt and interests on the covenant defeasance of the VENA Senior Notes due 2011, recorded at Glass Containers.

Consolidated gross debt as of June 30, 2007 totaled US$1,373 million, a QoQ decrease of US$93 million and a YoY increase of US$76 million. As of 2Q'07, consolidated long-term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA.

*The Company's average life of debt as of 2Q'07 was 7.4 years compared with 3.4 years for 2Q'06.

*Short term debt as of June 30, 2007, decreased by US$535 million to 3 percent as a percentage of total debt, compared with 45 percent in 2Q'06.

*Revolving and other short-term debt, including trade-related debt, accounted for 88 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.

*Current maturities of long-term debt, including current maturities of market debt, decreased by US$412 million to US$5 million from US$417 million as of June 30, 2006.

*As of June 30, 2007 Vitro had an aggregate of US$135 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$74 million and Glass Containers recorded US$61 million.

*Maturities for 2007 only include Credit Facilities at the subsidiary level.

*Maturities from 2008 and thereafter include, among others, long-term "Certificados Bursatiles", the covenant defeasance of the VENA Senior Notes due 2011 to be paid in 2008, the Senior Notes due in 2012, Senior Notes due in 2013 and Senior Notes due in 2017 at the Holding Company level.

Cash Flow

Net free cash flow for the quarter decreased to negative US$55 million compared to US$22 million in 2Q'06. This situation was mainly the result of higher working capital and capex needs. The above mentioned factors were partially compensated by lower cash taxes paid by our foreign subsidiaries and higher EBITDA during the second quarter of 2007.

Net interest expense in 2Q'07 includes accrued interest expense related to the US$1 billion senior notes paid in advance in connection with the interest rate swap transaction.

On a LTM basis, the Company recorded a free cash flow of negative US$37 million compared with US$51 million in LTM 2006. This result was mainly caused by higher capex requirements and increased working capital needs. Higher EBITDA helped to partially compensate the above mentioned factors.

Key Developments

Vimexico Closes Transaction to Increase Ownership Stake in Vitro AFG to 100 Percent

On July 24, 2007 the Company announced that its subsidiary Vimexico, S.A. de C.V. (Vimexico) closed the transaction to increase its ownership stake to 100 percent in the Mexican joint venture Vitro AFG. As announced on July 3, 2007, Vimexico has exercised its right to purchase its partner, AFG Industries Inc.'s 50% stake for US$6 million, per the terms of the joint venture agreement.

Vitro AFG was a 50/50 joint venture between Vimexico and AFG Industries, a subsidiary of the Japanese company Asahi Glass Co. Limited. The joint venture operates a float glass manufacturing facility located in Mexicali, Baja California, Mexico. It was established to supply the United States and Mexican construction markets with a wide range of flat glass products, from the traditional 2 mm clear glass to 12 mm thick glass. The joint venture began operations on November 18, 2003 with a co-investment of approximately US$100 million dollars. This transaction was previously notified to the Mexican antitrust Commission for its approval, which is expected to be obtained before the end of August, 2007. Vitro AFG employs 230 people and manufactures 155,000 tons per year of float glass for the construction market.

Vitro's two glass containers plants started operations after a temporary interruption due to a failure of natural gas supply

On July 15, 2007 the Company announced that its glass container production facilities located in Queretaro and Guadalajara restarted operations on Friday, July 13 and Saturday July 14, 2007, respectively. Operations at both plants had been temporarily interrupted as a result of a failure in natural gas supply caused by recent incidents at some of PEMEX gas pipelines. The Company also announced that it was confident that within the next few weeks it will be able to recover production volumes to satisfy its customers' requirements. The negative impact on EBITDA was limited to US$3.7 million. The lower than expected impact reflects the quick response of our team and of PEMEX staff, Tractebel and LNG suppliers.

Organizational Changes at Glass Containers

On July 2, 2007 the Company announced that Alfonso G0mez Palacio, President of the Glass Containers business unit, retired on June 30, 2007 after an outstanding 23 year career and performance at Vitro. David Gonzalez Morales assumed the responsibility of President of the Glass Containers business unit as of July 1st. 2007. The Company's management is certain that the experience acquired by David during his 27 tenure at Vitro will allow him to succeed in his new responsibility. During this time, David has occupied diverse positions at Vitro. For the past six months David has served as Glass Containers' Co-President. Before that, he was President of Vitro Cristalglass' business unit at Flat Glass. He has also held different positions at the Glass Containers and Diverse Industries business units, as well as advisory role positions at Vitro's joint venture companies including Vitro PQ, Vancan, Ampolletas and Regioplast.

Vitrocar opens its new Operations Center: The beginning of a growth trend

On June 22, 2007 the Company announced that in order to strengthen its position in the Mexican marketplace in automotive replacement glass and aggressively consolidate its business relationships with the Mexican insurance industry as well as its broad base of individual customers, Vitrocar inaugurated its new Operations Center located in Santa Catarina, Nuevo Le0n, Mexico. With the opening of this Operations Center, along with the startup of branch #175 in the chain, located at one side of the building, Vitrocar, Vimexico's subsidiary, launches a series of initiatives that imply important changes in the way it conducts business for the benefit of its customers and institutional clients. Vitrocar, as the largest national glass installation chain, represents for Vitro's automotive business line the best option to participate in the glass replacement market by reaching the end user. Currently it has 9 distribution centers and 175 installation centers throughout the country, maintaining its leadership with a market share of more than 50 percent. Its expansion plan in the replacement glass installation channel considers a 2 digit annual growth until year 2010.

Five Vitro's Glass Containers Awarded in the US

On May 21, 2007 the Company announced that the Glass Packaging Institute (GPI) awarded Vitro Packaging, Vitro's US-based subsidiary with five out of eleven winning glass containers during its Clear Choice Awards annual Presentation and Reception at the McCormick Place Convention Complex in Chicago on May 7, 2007. Vitro's five winning products were: Sonoma Vineyards Chardonnay and Merlot by Rodney Strong in the Wine Category; Mountain Valley Spring Water by Mountain Valley Spring Company in the Non-Carbonated Beverages Category; Crown Royal XR by DIAGEO in the Distilled Spirits Category; Frutzzo Organic Pomegranate Juice by Frutzzo, LLC in the Organic Beverage Category; and OS Signature by Procter & Gamble in the Cosmetic & Fragrance Products Category. The mentioned trade marks are property of their respective owners.

The Clear Choice Awards is the only awards program that recognizes consumer product goods (CPG) companies that package their food, wine, beverage, cosmetic and fragrance products in glass in the United States.

Vitro Honored by General Motors as a 2006 Supplier of the Year

On April 11, 2007 the Company announced it was presented the General Motors 2006 Supplier of the Year award for its overall business performance in providing GM with world-class parts and services. The GM Supplier of the Year award began as a global program in 1992. Winners are selected by a global team of executives from purchasing, engineering, manufacturing and logistics who base their decisions on supplier performance in quality, service, technology and price. This year, General Motors honored 89 suppliers for their outstanding performance throughout 2006.

Glass Containers

(52 percent of LTM 2007 Consolidated Sales)

Sales

Sales increased 6.8 percent YoY to US$328 million from US$307 million. On a comparable basis, excluding VIPASA, which was acquired in April 2006, sales increased 6.6 percent YoY.

The main drivers behind the 6.2 percent YoY increase in domestic sales were higher volumes in the food, wine & liquor and CFT (Cosmetics, Fragrances & Toiletries) segments coupled with an improved price mix in the soft drinks, beer and food segments.

Export sales remained stable as the upward trend in sales at the CFT and wine & liquor business lines driven by better product mix partially compensated for a slight drop in other segments.

Sales from Glass Containers' foreign subsidiaries rose 29.4 percent YoY as consequence of the acquisition of VIPASA and the increased demand in the Central and South American markets.

EBIT and EBITDA

EBIT for the quarter decreased 8.1 percent YoY to US$42 million from US$46 million in 2Q'06. EBITDA for the same period fell 10.8 percent to US$68 million from US$77 million.

During the quarter, on a comparable basis, excluding VIPASA, Glass Containers EBIT decreased 7.6 percent YoY and EBITDA decreased 10.6 percent.

The EBITDA decline was mainly the result of two major furnace repairs and the reignition of a furnace performed by the Company during the quarter in comparison with the utilization of all furnaces during the same period last year. Additionally, higher maintenance costs associated with the ancillary equipment and production lines related to the above mentioned furnaces as well as higher raw materials and energy costs negatively affected EBITDA.

EBITDA from Mexican glass containers operations, which is VENA's core business and represents approximately 81 percent of total EBITDA, decreased 7.0 percent YoY due to the above mentioned factors.

Flat Glass

(47 percent of LTM 2007 Consolidated Sales)

Sales

Flat Glass sales for the quarter increased 4.0 percent YoY to US$298 million from US$286 million.

Domestic sales increased 8.7 percent YoY, as result of higher sales due to an improved price mix in the automotive segment. Construction-related sales remained stable YoY with an 11 percent volume decline while prices increased 12 percent.

Export sales increased 8.8 percent YoY mainly due to higher construction-related volumes and increased automotive sales as a result of an improved price mix.

Automotive sales grew 8.7 percent YoY driven by a 30 percent sales increase in the Auto Glass Replacement ("AGR") as a result of higher domestic and export volumes. This factor more than compensated the sales decline in the Original Equipment Manufacturer ("OEM") business line.

Sales from foreign subsidiaries continued an upward trend, increasing 0.4 percent YoY to US$165 million from US$164 million. Sales at Vitro Cristalglass, the Spanish subsidiary, increased 28 percent YoY due to the stronger demand of more value added products (improved product mix) from the construction market but also due to the new furnace now operating in La Rozada facility during the first quarter of the present year. Sales at Vitro Colombia increased 28 percent compared with the same quarter last year due to a better price mix and higher volumes linked to the strong demand from the Venezuelan and Ecuadorian markets.

EBIT & EBITDA

EBIT increased 150.5 percent YoY to US$16 million from US$6 million, while EBITDA increased 41.8 percent to US$29 million from US$21 million. During the same period, EBIT and EBITDA margins grew 3.2 and 2.6 percentage points respectively.

On a YoY comparison, enhanced fixed-cost absorption due to the repair of the VF-1 furnace in 2Q'06 and better production efficiencies in our float glass production facilities coupled with a better product mix in the domestic Construction business line had a positive impact on the EBIT and EBITDA generation and more than compensated higher raw materials, freight and energy costs.

Strong EBITDA generation from Vitro Cristalglass and Vitro Colombia which grew 37 percent and 6 percent YoY, respectively also contributed to increase the EBITDA of this Business Unit.

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Second Quarter						January - June						Last Twelve Months					
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars		
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
GLASS CONTAINERS																		
Net Sales	3,564	3,556	0.2%	329	309	6.4%	7,032	6,544	7.5%	643	577	11.4%	14,201	12,777	11.1%	1,288	1,125	14.5%
Interd. Sales	8	23	-63.4%	1	2	-60.8%	22	47	-52.8%	2	4	-51.2%	59	102	-42.2%	5	9	-40.7%
Con. Net Sales	3,556	3,533	0.6%	328	307	6.8%	7,009	6,497	7.9%	641	573	11.8%	14,142	12,674	11.6%	1,282	1,116	14.9%
Expts.	1,015	1,060	-4.3%	94	94	-0.5%	1,958	1,937	1.1%	179	171	4.4%	3,869	3,612	7.1%	351	318	10.4%
EBIT	456	532	-14.3%	42	46	-8.1%	903	803	12.4%	83	70	17.8%	1,902	1,509	26.0%	172	132	30.6%
Margin [1]	12.8%	15.1%		12.8%	14.9%		12.9%	12.4%		12.9%	12.2%		13.4%	11.9%		13.4%	11.8%	
EBITDA	739	887	-16.7%	68	77	-10.8%	1,493	1,462	2.1%	137	128	6.4%	3,130	2,804	11.6%	284	246	15.2%
Margin [1]	20.8%	25.1%		20.8%	24.9%		21.3%	22.5%		21.3%	22.4%		22.1%	22.1%		22.1%	22.1%	
Glass containers volumes (MM Pieces)																		
Domestic				1,194	1,239	-3.6%				2,421	2,345	3.2%				4,965	4,627	7.3%
Exports				344	360	-4.4%				653	665	-1.9%				1,330	1,278	4.1%
Total:Dom.+Exp.				1,539	1,600	-3.8%				3,073	3,010	2.1%				6,295	5,904	6.6%
Soda Ash (Thousand Tons)				153	165	-7.1%				310	319	-2.8%				627	624	0.4%
FLAT GLASS																		
Net Sales	3,225	3,280	-1.7%	298	286	4.0%	6,359	6,642	-4.3%	580	581	-0.2%	12,707	13,361	-4.9%	1,148	1,162	-1.2%
Interd. Sales	2	0	920.3%	0	0	1035.0%	7	0	1483.7%	1	0	1557.0%	8	1	427.7%	1	0	455.5%
Con. Net Sales	3,223	3,280	-1.7%	298	286	4.0%	6,352	6,642	-4.4%	580	581	-0.3%	12,700	13,360	-4.9%	1,147	1,162	-1.3%
Expts.	672	666	0.9%	62	57	8.8%	1,280	1,355	-5.5%	117	120	-2.1%	2,313	3,056	-24.3%	210	269	-22.1%
EBIT	172	72	138.3%	16	6	150.5%	326	130	150.1%	30	11	171.8%	587	485	21.0%	53	41	28.1%
Margin [1]	5.3%	2.2%		5.4%	2.2%		5.1%	2.0%		5.1%	1.9%		4.6%	3.6%		4.6%	3.5%	
EBITDA	315	237	32.7%	29	21	41.8%	609	476	27.9%	56	41	34.3%	1,231	1,167	5.5%	111	101	10.0%
Margin [1]	9.8%	7.2%		9.8%	7.2%		9.6%	7.2%		9.6%	7.1%		9.7%	8.7%		9.7%	8.7%	
Flat Glass Volumes (Thousand m2R)[3]																		
Const + Auto				33,425	33,564	-0.4%				64,294	68,065	-5.5%				125,816	140,765	-10.6%
CONSOLIDATED[2]																		
Net Sales	6,870	6,946	-1.1%	635	605	4.8%	13,562	13,381	1.4%	1,239	1,176	5.3%	27,308	26,528	2.9%	2,472	2,321	6.5%
Interd. Sales	11	25	-55.0%	1	2	-52.8%	29	50	-41.0%	3	4	-30.0%	67	109	-38.3%	6	10	-36.6%
Con. Net Sales	6,859	6,922	-0.9%	634	603	5.0%	13,533	13,331	1.5%	1,236	1,172	5.5%	27,241	26,420	3.1%	2,465	2,312	6.6%
Expts.	1,686	1,726	-2.3%	156	151	3.0%	3,239	3,292	-1.6%	296	291	1.7%	6,182	6,668	-7.3%	561	587	-4.5%
EBIT	616	591	4.3%	57	51	11.7%	1,195	899	32.9%	109	78	40.1%	2,339	1,976	18.4%	212	172	23.3%
Margin [1]	9.0%	8.5%		9.0%	8.5%		8.8%	6.7%		8.8%	6.7%		8.6%	7.5%		8.6%	7.4%	
EBITDA	1,087	1,143	-4.9%	101	99	1.9%	2,147	1,968	9.1%	196	172	13.9%	4,368	4,093	6.7%	395	358	10.5%
Margin [1]	15.8%	16.5%		15.9%	16.3%		15.9%	14.8%		15.9%	14.7%		16.0%	15.5%		16.0%	15.5%	

[1] EBIT and EBITDA Margins consider Consolidated Net Sales.

[2] Includes corporate companies and others sales and EBIT.

[3] m2R = Reduced Squared Meters

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: July 25, 2007